Exhibit 107

CALCULATION OF FILING FEE TABLE

Schedule 14A

(Form Type)

Sonic Foundry, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$15,500,000.	(1)	0.0001476	$2,288	(2)
Fees Previously Paid	$—			$—
Total Transaction Valuation	$15,500,000
Total Fees Due for Filing				$2,288
Total Fees Previously Paid				$—
Total Fee Offsets				$—
Net Fee Due				$2,288

(1)

Estimated solely for purpose of calculating the filing fee, as of January __, 2024, the aggregate value of the transaction computed pursuant to Exchange Act Rule 0-11(c)(2) based on the total maximum aggregate amount of cash to be received by the registrant pursuant to the Stock and Asset Purchase Agreement.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying $15,500,000 by 0.0001476.